UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73691 / November 26, 2014

Admin. Proc. File No. 3-16018

In the Matter of

BOW VALLEY VENTURES, INC.,
DESERT CAPITAL REIT, INC.,
KORE NUTRITION, INC.,
LAKESIDE VENTURES, INC., and
OBAN INDUSTRIES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Bow Valley Ventures, Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., or Oban Industries, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Bow Valley Ventures, Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., and Oban Industries, Inc. The order

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[1]   17 C.F.R. § 201.360(d).

[2]   *Bellavista Capital, Inc., Bow Valley Ventures, Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., and Oban Indus., Inc*., Initial Decision Rel. No. 674 (Sept. 22, 2014), 109 SEC Docket 17, 2014 WL 4678752. The stock symbols and Central Key Index numbers are: BWVY and 1402394 for Bow Valley Ventures, Inc.; 1274055 for Desert Capital REIT, Inc.; KORE and 1444064 for Kore Nutrition, Inc.; 1508102 for Lakeside Ventures, Inc.; and 1514158 for Oban Industries, Inc.

contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bow Valley Ventures Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., and Oban Industries, Inc., are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 674
ADMINISTRATIVE PROCEEDING
File No. 3-16018

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BELLAVISTA CAPITAL, INC., BOW VALLEY VENTURES INC., DESERT CAPITAL REIT, INC., KORE NUTRITION, INC., LAKESIDE VENTURES, INC., and OBAN INDUSTRIES, INC.	INITIAL DECISION OF DEFAULT[1] September 22, 2014

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Respondents Bow Valley Ventures Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., and Oban Industries, Inc. The revocation is based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On August 18, 2014, the Commission issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. On August 28, 2014, I issued an order notifying the parties that a telephonic prehearing conference would be held on September 5, 2014. *Bellavista Capital, Inc.*, Admin. Proc. Rulings Release No. 1731, 2014 SEC LEXIS 3077. I also found that Respondents were served with the OIP by August 22, 2014, and that their Answers were due by September 4, 2014. *Id.* At the prehearing conference held on September 5, the Division of Enforcement appeared, but Respondents did not. Tr. 3.[2] The Division represented that

[1] This proceeding has ended as to Bellavista Capital, Inc., and therefore this Initial Decision does not apply to it. *See Bellavista Capital, Inc.*, Exchange Act Release No. 73000, 2014 SEC LEXIS 3255 (Sept. 5, 2014).

[2] Citation (Tr.) is to the prehearing transcript.

it had communicated with Oban Industries, which had no objection to the entry of default against it. Tr. 3.

On September 8, 2014, I ordered Respondents to show cause by September 17, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers, appear at the prehearing conference, or otherwise defend this proceeding, warning that failure to do so would result in them being deemed in default, having the proceeding determined against them, and having the registration of their securities revoked. *Bellavista Capital, Inc.*, Admin. Proc. Rulings Release No. 1772, 2014 SEC LEXIS 3228. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Bow Valley Ventures, Central Index Key (CIK) No. 1402394, is a revoked Nevada corporation located in Edmonton, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bow Valley Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended November 30, 2010, which reported a net loss of $144,124 from the company's December 20, 2006, inception to November 30, 2010.

Desert Capital REIT, CIK No. 1274055, is a forfeited Maryland corporation located in Henderson, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Desert Capital REIT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2011, which reported a net loss of $1,975,000 for the prior three months. On April 29, 2011, an involuntary Chapter 11 petition was filed against the company in the U.S. Bankruptcy Court for the District of Nevada, and the case was still pending as of April 24, 2014.

Kore Nutrition, CIK No. 1444064, is a revoked Nevada corporation located in Beverly Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kore Nutrition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $13,791,334 from the company's May 24, 2007, inception to June 30, 2011. As of August 5, 2014, the company's stock (symbol "KORE") was traded on the over-the-counter markets.

Lakeside Ventures, CIK No. 1508102, is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lakeside Ventures is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $2,074 from the company's October 18, 2010, inception to February 28, 2011. Moreover, the company has never filed a Form 10-K since it was registered on December 23, 2010.

Oban Industries, CIK No. 1514158, is a dissolved Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange

2

Act Section 12(g). Oban Industries is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2011, which reported a net loss of $11,057 from the company's January 28, 2011, inception to July 31, 2011. Moreover, the company has never filed a Form 10-K since it was registered on March 2, 2011.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the OIP or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Bow Valley Ventures Inc., Desert Capital REIT, Inc., Kore Nutrition, Inc., Lakeside Ventures, Inc., and Oban Industries, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge